

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2023

Jihong He
Chief Financial Officer
H World Group Ltd.
No. 1299 Fenghua Road
Jiading District, Shanghai 201803
People's Republic of China

> **Re: H World Group Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-34656**

Dear Jihong He:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Disclosure Review Program